Exhibit (e)(2)

FORM OF

AMENDMENT TO GENERAL DISTRIBUTION AGREEMENT

Effective July 15, 1996, Section 1 entitled "Sale of Shares" shall be amended to read as follows:

1. Sale of Shares - The Issuer grants to Distributors the right to sell shares on behalf of the Issuer during the term of this Agreement and subject to the registration requirements of the Securities Act of 1933, as amended ("1933 Act"), and of the laws governing the sale of securities in the various states ("Blue Sky Laws") under the following terms and conditions: Distributors (i) shall have the right to sell, as agent on behalf of the Issuer, shares authorized for issue and registered under the 1933 Act, and (ii) may sell shares under offers of exchange, if available, between and among the funds advised by Fidelity Management & Research Company ("FMR") or any of its affiliates.

On Behalf of Fidelity Real Estate High Income Fund II:

[Signature lines omitted.]

FIDELITY DISTRIBUTORS CORPORATION:

[Signature lines omitted.]